Contact

mnkagalwala@gmail.com

www.linkedin.com/in/
mohamedikagalwala (LinkedIn)
www.immuneering.com (Company)

Top Skills

Market Segmentation

International Business Development

Market Analysis

Languages

Urdu (Limited Working)

Spanish (Elementary)

Bengali (Elementary)

Arabic (Elementary)

Lisan-Ud-Dawat (Native or Bilingual)

English (Native or Bilingual)

Hindi (Native or Bilingual)

Marathi (Native or Bilingual)

Gujarati (Native or Bilingual)

Honors-Awards

Rady Innovation Fellow

Rady Foster MBA Fellowship

Cold Spring Harbor Laboratory scholarship - "Mechanisms of neural differentiation and brain tumors"

Dodie P. Hawn fellowship in Cancer Genetics

Dissertation Research Award

Publications

Insulin biosynthesis in neuronal progenitors derived from adult hippocampus and the olfactory bulb.

REST Regulates Non-Cell-Autonomous Neuronal Differentiation and Maturation of Neural Progenitor Cells via Secretogranin II.

Dynamic status of REST in the mouse ESC pluripotency network.

Stemness is only a state of the cell.

Mohamedi (Mo) Kagalwala

COO @ Alleo Labs | Scientist | Venture Partner | Investor | Advisor | Drug Discovery | Neuroscience | Cancer | AI/ML | Salk Alumni | Ex Immuneering | Rady MBA | PhD Biochemistry

San Diego, California, United States

Summary

Scientist | Founder | Venture Partner | Drug Discovery & Neuroscience Expert

Dr. Mo Kagalwala is a scientist, founder, and venture partner with a strong track record in drug discovery, neuroscience, and AI/ML applications. With over a decade of leadership experience, Mo has established himself as a trusted advisor and investor in the biotech industry.

Mo holds a Ph.D. in Biochemistry from the Southern Illinois University School of Medicine and an MBA from the Rady School of Management at UC San Diego. He is also an alumnus of the MD Anderson Cancer Center and the Salk Institute, where he honed his expertise in cancer biology and neuroscience.

Currently, Mo is the co-founder of Alleo Labs, a company at the forefront of developing precision medicine solutions for neurodegeneration. With a focus on small molecule assets in preclinical stages, Alleo is leveraging AI-driven approaches to create transformative therapies. Mo also serves as a Venture Partner at NuFund Venture Group and Aquillius Ventures, where he advises early-stage companies and helps drive innovation in the life sciences sector.

Previously, Mo was the Senior Director and Head of Neuroscience Development at Immuneering, where he successfully advanced two drug pipelines and led business development efforts that culminated in pharma partnerships and an IPO exit.

In addition to his professional roles, Mo is an active contributor to the biotech community, serving as a member of Board of Directors and Scientific Advisory Boards. He is passionate about mentoring

Conformational changes associated with template commitment in ATP-dependent chromatin remodeling by ISW2.

the next generation of entrepreneurs, working with UC San Diego initiatives like The Basement, StartR, and the Sullivan Center for Entrepreneurship's Venture Fellows program.

Specialties: Drug discovery, neurodegeneration, cancer biology, AI/ML in life sciences, business development, venture creation, and strategic advisory.

Experience

Alleo Labs
Co-Founder & COO
March 2023 - Present (2 years 5 months)
San Diego, California, United States

The Basement UC San Diego
Mentor
January 2017 - Present (8 years 7 months)
Greater San Diego Area

The Basement is UC San Diego's Innovation and entrepreneurial hub and provides creative innovation space, mentorship, entrepreneurship programming and resources to support early stage startups and innovation at UC San Diego. Alumni-founded, The Basement was launched in 2015 with the support of Jeff and Kim Belk '83, Forecast Ventures, Aryeh Bourkoff '95, LionTree LLC, and Mark Suster '91 of Upfront Ventures.
More info at: https://www.ucsdbasement.com/support#get-involved

NuFund Venture Group
Early stage Investor
February 2022 - Present (3 years 6 months)
San Diego Metropolitan Area

Aquillius Ventures
Venture Partner
2024 - Present (1 year)
San Diego, California, United States

Aquillius Ventures is dedicated to supporting early-stage companies that are revolutionizing human health and environmental sustainability through cutting-edge technologies.

With a strategic focus on both profit and purpose, we are actively shaping the future by fostering a new generation of businesses that are driving positive change in the world. We support entrepreneurs that are commercializing cutting-edge technologies to improve the health of people and the health of the planet.
Aquillius Ventures provides access to capital for startups in the life sciences, medtech and agtech industries. We lead investments primarily in the pre-seed and seed stages. We also identify in/out-licensing and partnerships with academic institutions and other organizations to help develop early technologies into market-ready products.

Frontiers in Molecular Neuroscience (Impact factor 6.261)

Review Editor

May 2023 - Present (2 years 3 months)

Review editor for the specialty section on Brain Disease Mechanisms in the Journal, Frontiers of Molecular Neuroscience. This journal publishes rigorously peer-reviewed research that aims to identify key molecules underlying the structure, design and function of the brain across all levels.

Vidyalankar Institute of Technology, Mumbai

Strategic Advisor for the "Kornville" Technology Innovation hub

June 2023 - Present (2 years 2 months)

Interlock Capital

Venture Partner

2022 - Present (3 years)

San Diego, California, United States

Immuneering Corporation

3 years 1 month

Sr. Director, Neurosciences

March 2020 - March 2023 (3 years 1 month)

San Diego Metropolitan Area

- Advance Early Neuroscience Drug Programs (R&D) through IND
- Grow Neuroscience Drug Portfolio (Business Development)
- Pursue Partnerships with Pharmaceutical and other Strategic Partners
- Develop and Execute Preclinical and Clinical Strategy
- Expand IP and Drug Pipeline
- R&D Operations

Head of Neuroscience Development

May 2020 - April 2021 (1 year)

San Diego, California, United States

- Advance Early Neuroscience Drug Programs (R&D) through IND
- Grow Neuroscience Drug Portfolio (Business Development)
- Pursue Partnerships with Pharmaceutical and other Strategic Partners
- Develop and Execute Preclinical and Clinical Strategy
- Expand IP and Drug Pipeline

Kagalwala Consulting

President & CEO

June 2019 - May 2020 (1 year)

Greater San Diego Area

Life sciences and Pharmaceuticals Consulting for Drug Discovery (Target Identification, Hit Screening, Assay Development, Hit to Lead ID, Lead Optimization, IND) Search and Evaluation, External R&D, and Business Development.

• Developed business plan, attended investor showcases, successfully raised private equity investment

• Experience in product and portfolio management, developed business case (finance/valuation of assets/technology for in- and out-license), IP strategy

• Lead the preparation, structuring, negotiation and execution of agreements and partnerships (Academic Institutions, Contract Research Organizations, and Pharmaceuticals),

• Performed market research to explore opportunity/current trends, SWOT analysis, competitor profile, financial forecasting, and market size

• Partnered with various internal and external stakeholders in preparing and execution of transactions

• Structuring, drafting and executing agreements in alignment with the legal and patent counsel to prepare and execute on agreements such as non-disclosure agreements, term sheets, option-, licensing -, R&D- and collaboration agreements, etc.

• Lead and manage strategic initiatives with academia, biotech, and pharma partners, to build long term growth

• Communicate and deliver presentations to leadership summarizing scientific, strategic, financial and market information.

Siragen Pharmaceuticals, Inc.

3 years 1 month

Co-Founder & Member,Board Of Directors

June 2016 - June 2019 (3 years 1 month)
Greater San Diego Area

Chief Scientific Officer
June 2016 - June 2019 (3 years 1 month)
Greater San Diego Area

• Led Drug Discovery Program with high capital efficiency - validated target, hit screening, in vitro and in vivo safety and efficacy studies, medicinal chemistry, SAR studies, hit to lead optimization
• Proven track record in designing, planning and executing scientific experiments, able to independently analyze, interpret scientific data and suggest new strategy and direction for the company
• Managed R&D programs from concept through late stage pre-clinical and advance product portfolio
• Highly knowledgeable about cell biology and biochemical assays, in vitro and in vivo pre-clinical studies
• Prepared grants (SBIR/STTR) and managed resource allocations and R&D budgets
• At least 7 years of experience in managing budgets, timelines & deliverables
• Worked closely with outside consultants and patent lawyers to develop IP strategy
• Established scientific collaborations with academia and worked extensively with CROs to execute R&D projects from concept through full development to late stage pre-clinical

Neurogeneration, Inc.
3 years 10 months

Chief Scientific Officer
September 2014 - June 2016 (1 year 10 months)
Greater San Diego Area

I led and executed R&D, operations including business strategies and business development, managed academic and non-academic collaborations and investor relations.
• Managed scientific collaborations, developed assays and transferred technologies between UCSD and Neurogeneration, Inc. for multiple projects ($225K SBIR grant and NIH's $750K STTR grant)
• Collaborated with scientists and outside parties to execute various R&D projects

• Received funding and developed both a cell therapy program for treatment of Parkinson's disease (PD) and iPS disease model utilizing human PD patients' skin fibroblasts

Senior Scientist/Director R&D
September 2012 - September 2014 (2 years 1 month)
San Diego, CA, USA

Manage pre-clinical R&D pipeline. I direct operations including business strategies and business development, manage academic and non-academic collaborations and investor relations.

Tech Coast Angels
Analyst
April 2015 - October 2015 (7 months)
Greater San Diego Area

Perform due-diligence on market size, competitive landscape, financial forecast, technology & business plan

Salk Institute
Postdoctoral Fellow
September 2007 - September 2012 (5 years 1 month)
La Jolla, CA

• Team leader of 5 interdisciplinary members that initiated, led and managed a project to identify novel targets affecting adult neurogenesis and neurodegenerative disorders such as AD, Huntington's
• Collaborated with external and internal cross-functional teams for project management
• Partnered with senior management to identify new projects, develop plans and prepare budgets
• Successfully applied for multi million dollar grants from NIH as part of a team

MD Anderson Cancer Center
Post doctoral fellow
March 2005 - August 2007 (2 years 6 months)
Houston, Texas

Conducted research utilizing biochemical perspective of mouse and human embryonic stem cells (hESC). Developed stem cell models and molecular biochemical assays to screen drugs involved in ES self renewal, cancer stem cell differentiation and primary tumors from human Glioma patients. Addressed transcriptional, epigenetic involvement in stem cell maintenance and differentiation. Used high throughput methods including miRNA microarray

to address molecular mechanisms of miRNA regulation in stem cells. Managed staff of four.

Southern Illinois University
Graduate student/ Research Assistant
1999 - 2005 (6 years)
Carbondale, IL

Dissertation titled " Mechanism of chromatin remodeling by ISW2"
* Discovered a previously unknown mechanism of remodeling by ISWI ATP dependent chromatin remodeling complexes
* Invented a unique strategy to quantify remodeler interaction with nucleosome using hydroxyl radicals
* Generated a first-of-its-kind detailed interaction map of chromatin remodeling machines with nucleosome and DNA
* Published 4 publications in peer reviewed international journals on the research conducted. Mentored 3 graduate students, undergraduate student and 2 technicians. GPA 3.85/4.0.

National center for biological sciences
Junior Research Fellow
1998 - 1999 (1 year)
Bangalore, India

Successfully generated genetic and molecular models to understand IP3 signaling pathway and characterize the mutants of itpr gene (IP3 receptor).

Education

University of California, San Diego - The Rady School of Management
Master of Business Administration (MBA), Rady Foster Fellow

Salk Institute
Rusty Gage, Postdoctoral Fellow

Southern Illinois University School of Medicine
Doctor of Philosophy (Ph.D), Biochemistry and Molecular Biology

Society for Study of Xenobiotics
DMPK Certificate course

MD Anderson Cancer Center

PostDoctoral Fellow, Oncology